November 17, 2014

VIA EDGAR AND FEDEX

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re	Soligenix, Inc. Registration Statement on Form S-1 Filed October 31, 2014
File No. 333-199761

Dear Mr. Riedler:

On behalf of our client, Soligenix, Inc. (the “Company”), we acknowledge the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated November 14, 2014 (the “Comment Letter”) relating to the captioned Registration Statement (“Registration Statement”). The Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”) to include the Company’s financial statements for the quarter ended September 30, 2014 and to update the disclosure related to the financial statements and certain other items. For the Staff’s convenience, we are submitting via Federal Express three copies of this letter and six of the Amendment, three of which are clean and three of which are marked to show all changes made to the Registration Statement.

The Company will file an additional amendment to the Registration Statement to address the comment of the Staff contained in the Comment Letter at a later date.

Duane Morris llp
5100 Town center circle, ste. 650, boca raton, fl 33486

DM3\3081103.1

Division of Corporation Finance

Securities and Exchange Commission

November 17, 2014

Please contact me at (305) 960-2250 with any questions or further comments regarding the Registration Statement or the Amendment.

Sincerely,

/s/ Leslie J. Croland
Leslie J. Croland

cc:	Christopher J. Schaber, Ph.D., Chief Executive Officer and President
John D. Hogoboom, Lowenstein Sandler LLP

Duane Morris llp
5100 Town center circle, ste. 650, boca raton, fl 33486

DM3\3081103.1